The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

August 20, 2008

Evan S. Jacobson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Facsimile Number: (202) 772-9210
Phone Number: (202) 551-3428

Re:	RX Scripted, Inc.
Registration Statement on Form S-l
Filed July 22, 2008
File No. 333-152444

Dear Mr. Jacobson:

In response to your letter dated August 7, 2008, RX Scripted, Inc. (the “Company,” “we,” and “us”) has the following responses.

General

1.        Mr. Loev appears to meet the definition of promoter or control person of your company. Please ensure that you disclose all of the information required by Items 401(g) and 404(c) of Regulation S-K, In preparing your response, please consider that disclosure responsive to paragraphs (f)(l)-(f)(6) of Item 401 must be provided with respect to each control person and promoter. More specifically, we draw your attention to subparagraphs (f)(3)(ii) and (f)(3)(iii) of Regulation S-K. If you do not believe disclosure is required in this respect, provide us with a detailed factual and legal analysis in your response letter.

RESPONSE:

After reviewing the relevant sections of Regulation S-K, the Company believes that Mr. Loev could be considered a “control person” of the Company.  As such, we propose adding the following language under “Directors, Executive Officers, Promoters and Control Persons” in an Amended Registration Statement:

“Controls Persons:

David M. Loev is considered a control person of the Company due to the fact that he beneficially owns 46.4% of our common stock.  As such, Mr. Loev’s biographical information is provided below:

David M. Loev currently manages The Loev Law Firm, PC, which he founded as David M. Loev, Attorney at Law in January 2003, and which changed its name to The Loev Law Firm, PC in January 2007. Prior thereto, Mr. Loev served as a partner at Vanderkam & Sanders, a law firm specializing in corporate/securities matters. Prior thereto, Mr. Loev served as Chief Financial Officer, Treasurer, Secretary and General Counsel of PinkMonkey.com, Inc., an Internet publisher of educational study aids.  Mr. Loev received his law degree from Southern Methodist University in 1997 and received a B.B.A. in accounting from the University of Texas at Austin, Texas in 1992.  Mr. Loev was admitted to the State Bar of Texas in 1997.  Mr. Loev is also a Certified Public Accountant.

In 2005, Mr. Loev was a party to a civil lawsuit filed by the Securities and Exchange Commission (“Commission”) against a former client which he served as outside securities counsel to.   In connection with the lawsuit, the Commission alleged that Mr. Loev violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended (the “Securities Act”).  While Mr. Loev denied the Commission’s allegations, he chose to settle with the Commission in November 2005 (the “Settlement”), without admitting or denying the Commission’s claims against him, by consenting to the entry into an order enjoining him from violating the securities registration provisions of the Securities Act; ordering him to pay certain amounts in disgorgement and as a civil penalty; and prohibiting him from a) issuing Rule 504 opinions, which opinions provide for the issuance of shares of common stock free of restrictive legend; and b) accepting securities of any issuer whose securities are quoted on the Pink Sheets in consideration for legal or consulting services rendered.

As a result of the lawsuit filed by the Commission referenced above, the Texas State Board of Public Accountancy (the “Board”) filed a complaint against Mr. Loev alleging discreditable acts, violations of Professional Conduct, and conduct indicating a lack of fitness to serve the public as a professional accountant which resulted in an Agreed Consent Order. In connection with the Agreed Consent Order, Mr. Loev was reprimanded and paid the Board an administrative penalty of $2,500 and $1,496 in administrative costs and agreed to complete four (4) hours of a Board approved ethics course, which has been completed to date.

We do not believe that Mr. Loev’s Settlement and Agreed Consent Order will have any affect on the Company or on Mr. Loev’s ability to represent us as our securities counsel.”

Market for Common Equity and Related Stockholder Matters, page 28

2.        You indicate that "no established public trading market exists for [y]our common stock." In your response letter, please tell us whether securities issued by Rx Scripted have ever been quoted on the Pink Sheets.

RESPONSE:

The Company’s securities have never been quoted on any exchange or market, including but not limited to the Pink Sheets.

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate